Item 30. Exhibit (d) v.

Waiver Of Monthly Charges Rider

This rider provides that monthly charges will be waived if the Insured becomes totally disabled. We discuss this benefit, and the rules that apply to it, in the provisions which follow.

Waiver Benefit	This rider provides a waiver of monthly charges benefit for total disability. After the Insured has been totally disabled for 6 months and all the conditions of this rider are met, we will waive monthly charges for this policy, including all riders attached to it, on Monthly Calculation Dates. The Monthly Calculation Dates for which monthly charges will be waived are:

• Any Monthly Calculation Date after the Insured has been totally disabled for 6 months; and
• Any Monthly Calculation Date during the first 6 months of total disability; and
• Any Monthly Calculation Date (except the Issue Date of this rider) during the 61 day period before total disability began.

For any of these Monthly Calculation Dates that has already passed at the time a claim is approved, the monthly charges will be considered to have been waived on that Monthly Calculation Date.

The allowance of benefits under this rider will not reduce the amount payable in any settlement of this policy.

Exclusions	This rider does not provide any benefit for:

• Total disability directly caused by any willfully and intentionally self-inflicted injury; or

•     Total disability caused by war while the Insured is in the military forces of any country at war or in any civilian noncombatant unit serving with those forces. “War” includes undeclared war and any act of war. “Country” includes any international organization or group of countries; or

• Any Monthly Calculation Date before the Policy Anniversary Date nearest the Insured’s 10th birthday.

Limitation On Right To Increase Selected Face Amount	This rider waives the monthly charges for the policy, including the charges for any increase in Selected Face Amount. Therefore, any increase in Selected Face Amount causes an increase in waiver benefits. In certain cases, however, waiver benefits under this policy cannot be increased. In those cases, we have the right to refuse an increase in the Selected Face Amount. Those cases are:

• The waiver benefits after the increase would exceed our published limits for such benefits; or
• The Insured does not meet our underwriting requirements for the additional waiver benefits; or
• A higher rating would apply to the additional waiver benefits than to the existing waiver benefits.

This limitation does not apply to any increase elected in accordance with any insurability protection type of rider this policy has.

Total Disability	Total disability is an incapacity of the Insured which:

• Is caused by sickness or injury; and
• Begins while this rider and this policy are in force; and

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•     Begins before the Policy Anniversary Date nearest the Insured’s 65th birthday; and

•     For the first 24 months of any period of total disability, prevents the Insured from performing substantially all the duties of the Insured’s occupation. This occupation is the Insured’s usual work, employment, business or profession at the time total disability began; and

•     After total disability has continued for 24 months, prevents the Insured from engaging in any occupation the Insured is qualified to perform (that is, any work, employment, business or profession which the Insured is reasonably qualified to do based on education, training or experience).

Example:           You are a full-time surgeon. You receive an injury to your hands that prevents you from performing surgery, but you can carry on a general medical practice. For the first 24 months your occupation is surgeon. After that time your occupation will be any that you are reasonably qualified to do based on your education, training or experience. Since you can carry on a general medical practice, we would no longer consider you to be totally disabled.

For some conditions, we consider the Insured to be totally disabled even if the Insured is able to work. These conditions are the total loss of sight of both eyes, or the total loss of use of both hands, or both feet, or one hand and one foot. Any of these will be total disability as long as the loss continues.

Until the Insured reaches an age at which formal education may be legally ended, occupation means attendance at school.

Recurrent Disabilities	A period of total disability due to the same or related cause as that of an earlier period of total disability may be considered to be a continuation of the earlier period. This depends on how much time has passed from the end of the earlier period to the date the current total disability began. If less than 30 days have passed, we will consider it to be a continuation of the earlier period. If 30 days or more have passed, we will consider it to be a new period of total disability.

Example:           You were totally disabled for 10 months because of a severe knee injury. Two weeks after you recover, your knee fails and you are totally disabled again. We consider this to be a continuation of the earlier period of total disability.

Notice Of Claim	Notice of claim means notice to us at our Principal Administrative Office that the Insured is totally disabled and that a claim may be made under this rider. We require that this notice be in writing and that it identify the Insured. Notice given by or for the Owner shall be notice of claim.

There are two time limits for giving notice of claim. First, no benefit will be allowed unless this notice is given to us while the Insured is living and during the continuance of total disability. Second, no benefit will be provided for any Monthly Calculation Date more than one year before we were given the notice. However, there is one exception to each of these time limits. That is, if it was not reasonably possible to give us notice of claim within the time limit, the delay will not reduce the benefit if notice is given as soon as it is reasonably possible to do so.

Proof Of Claim	Before any benefit is allowed, proof of claim must be given to us at our Principal Administrative Office. Proof may be given by or for the Owner. Proof of claim means satisfactory written proof that:

• The Insured is totally disabled; and
• Total disability began while this rider and this policy were in full force; and
• Total disability began before the Policy Anniversary Date nearest the Insured’s 65th birthday; and
• Total disability has continued for 6 months.

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We have forms which are to be used to make a claim. They will be sent promptly upon request. As part of the proof of claim, we have the right to require that the Insured be examined by a physician chosen by us.

Proof of claim must be given to us within certain time limits. These are discussed in the provision which follows.

When Proof Of Claim Must Be Made	Proof of claim must be received at our Principal Administrative Office while the Insured is living and during the continuance of total disability. Also, it must be received within one year after the earlier of:

• The Policy Anniversary Date nearest the Insured’s 65th birthday.
• Termination of this policy.

However, if it was not reasonably possible to give us proof of claim on time, the delay will not reduce the benefit if proof is given as soon as it is reasonably possible to do so.

Proof Of Continued Disability	During the first two years after proof of claim is received, we may require satisfactory proof of continued disability at reasonable intervals. After two years, we may require proof not more than once a year. As part of this proof, we have the right to require an examination of the Insured at our expense by a physician chosen by us.

The proof will not be required after the Policy Anniversary Date nearest the Insured’s 65th birthday, if total disability began before the Policy Anniversary Date nearest the Insured’s 60th birthday.

When Waiver Benefit Ends	The waiver benefit will end when any of the following occurs:

• The Insured is no longer totally disabled; or
• Satisfactory proof of continued total disability is not given to us as required; or
• The Insured refuses or fails to have an examination we require; or
• The day before the Policy Anniversary Date nearest the Insured’s 70th birthday, if total disability began on or after the Policy Anniversary Date nearest the Insured’s 60th birthday.

Rider Part Of Policy	This rider is made a part of this policy in return for the application for this rider and the payment of the charges for this rider. The charges for this rider are shown in the policy. All the provisions of this policy apply to this rider, except for those that are inconsistent with this rider.

Termination Of This Rider	This rider ends automatically when either of tile following occurs:

• Termination of this policy for any reason; or
• The Policy Anniversary Date nearest the Insured’s 65th birthday if the Insured is not totally disabled on that Date.

Cancellation Of This Rider	This rider may be cancelled by a written request. Cancellation will take effect on the Monthly Calculation Date which is on, or next follows, the date we receive the written request at our Principal Administrative Office.

MML BAY STATE LIFE INSURANCE COMPANY

	[ /s/ ] President	[ /s/ ] Secretary

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